UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Marimba, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56781Q109

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56781Q109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KPCB Java Fund, L.P., a California limited partnership (“KPCB Java”) 77-0432307

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,388,745

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,388,745

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,388,745

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.39%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KPCB Java Associates, L.P., a California limited partnership (“KPCB Java Associates”) 77-0432306

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,388,745 shares directly held by KPCB Java. KPCB Java Associates is the general partner of KPCB Java.

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,388,745 shares directly held by KPCB Java. KPCB Java Associates is the general partner of KPCB Java.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,388,745

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.39%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KPCB VIII Associates, L.P., a California limited partnership (“KPCB VIII Associates”) 94-3240818

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,225,671 shares of which 1,388,745 shares are directly held by KPCB Java, 760,795 shares are directly held by Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership (“KPCB VIII”), and 76,131 shares are directly held by KPCB VIII Founders Fund, L.P., a California limited partnership (“KPCB VIII FF”).  KPCB VIII Associates is the general partner of KPCB Java Associates, KPCB VIII and KPCB VIII FF.  KPCB Java Associates is the general partner of KPCB Java.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
2,225,671 shares of which 1,388,745 shares are directly held by KPCB Java, 760,795 shares are directly held by KPCB VIII, and 76,131 shares are directly held by KPCB VIII FF.  KPCB VIII Associates is the general partner of KPCB Java Associates, KPCB VIII and KPCB VIII FF.  KPCB Java Associates is the general partner of KPCB Java.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,671

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.63%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas J. Mackenzie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 56,294 shares, of which 55,000 shares are held through options of which 40,000 are exercisable within 60 days.

6.

Shared Voting Power
2,298,124 shares of which 1,388,745 shares are directly held by KPCB Java, 760,795 shares are directly held by KPCB VIII, 72,453 shares are directly held by KPCB Information Sciences Zaibatsu Fund II, L.P., a California limited partnership (“KPCB ZF II”), and 76,131 shares are directly held by KPCB VIII FF.  KPCB VIII Associates is the general partner of KPCB Java Associates, KPCB VIII and KPCB VIII FF.  KPCB Java Associates is the general partner of KPCB Java.  KPCB VII Associates, L.P., a California limited partnership (“KPCB VII Associates”), is the general partner of KPCB ZF II. Mr. Mackenzie is a general partner of KPCB VIII Associates and KPCB VII Associates.  Mr. Mackenzie disclaims beneficial ownership of the shares held directly by KPCB Java, KPCB VIII, KPCB VIII FF and KPCB ZF II.

	7.	Sole Dispositive Power 56,294 shares, of which 55,000 shares are held through options of which 40,000 are exercisable within 60 days.

8.

Shared Dispositive Power
2,298,124 shares of which 1,388,745 shares are directly held by KPCB Java, 760,795 shares are directly held by KPCB VIII, 72,453 shares are directly held by KPCB Information Sciences Zaibatsu Fund II, L.P., a California limited partnership (“KPCB ZF II”), and 76,131 shares are directly held by KPCB VIII FF.  KPCB VIII Associates is the general partner of KPCB Java Associates, KPCB VIII and KPCB VIII FF.  KPCB Java Associates is the general partner of KPCB Java.  KPCB VII Associates, L.P., a California limited partnership (“KPCB VII Associates”), is the general partner of KPCB ZF II. Mr. Mackenzie is a general partner of KPCB VIII Associates and KPCB VII Associates.  Mr. Mackenzie disclaims beneficial ownership of the shares held directly by KPCB Java, KPCB VIII, KPCB VIII FF and KPCB ZF II.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,354,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.13%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Marimba, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 440 Clyde Avenue Mountain View, CA 94043

Item 2.
	(a)	Name of Person Filing Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership KPCB VIII Associates, L.P., a California limited partnership Douglas J. Mackenzie
	(b)	Address of Principal Business Office or, if none, Residence c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road, Menlo Park, California 94025
(c)

Citizenship
The entities listed in 2(a) are California limited partnerships.  The individuals listed in 2(a) are United States citizens.  The names and business addresses and citizenships of all the general  partners of KPCB VIII Associates are set forth on Exhibit B hereto.  In addition, certain general partners of KPCB VIII Associates are also general partners of  KPCB VII Associates.  KPCB VIII Associates is general partner to KPCB Java Associates, KPCB VIII and KPCB VIII FF.  KPCB Java Associates is general partner to KPCB Java.  KPCB VII Associates is general partner to KPCB ZF II.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 56781Q109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See rows 5-11 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of KPCB Java, KPCB VIII, KPCB VIII FF and KPCB ZF II, the general and limited partners of such entities may have the right to receive dividends on, or the proceeds from the sale of, the Shares of Marimba, Inc. held by such entity.  No such partner’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 14, 2004
DOUGLAS J. MACKENZIE		KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP

Signature	/s/ SUSAN BIGLIERI	Signature	/s/ BROOK H. BYERS
	Susan Biglieri, Attorney-in-Fact		Brook H. Byers A General Partner

KPCB JAVA FUND, L.P., A CALIFORNIA LIMITED PARTNERSHIP

By KPCB Java Associates, L.P., a California Limited Partnership, its General Partner

By KPCB VIII Associates, L.P., a California Limited Partnership, its General Partner

		Signature	/s/ BROOK H. BYERS
Brook H. Byers A General Partner

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	10

Exhibit B: List of General Partners of KPCB VIII Associates	11

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2004, containing the information required by Schedule 13G, for the Shares of Marimba, Inc., held by KPCB Java Fund, L.P., a California limited partnership, and with respect to the general partners, such other holdings as may be reported therein.

Date	February 14, 2004
DOUGLAS J. MACKENZIE		KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP

Signature	/s/ SUSAN BIGLIERI	Signature	/s/ BROOK H. BYERS
	Susan Biglieri, Attorney-in-Fact		Brook H. Byers A General Partner

KPCB JAVA FUND, L.P., A CALIFORNIA LIMITED PARTNERSHIP

By KPCB Java Associates, L.P., a California Limited Partnership, its General Partner

By KPCB VIII Associates, L.P., a California Limited Partnership, its General Partner

		Signature	/s/ BROOK H. BYERS
Brook H. Byers A General Partner

EXHIBIT B

General Partners of
KPCB VIII Associates, a California Limited Partnership

Set forth below, with respect to each general partner of KPCB VIII Associates, is the following: (a) name; (b) business address; and (c) citizenship.

1.     (a)          Brook H. Byers*

(b)         c/o Kleiner Perkins Caufield & Byers
2750 Sand Hill Road
Menlo Park, CA 94025

(c)          United States Citizen

2.     (a)          Kevin R. Compton*

(b)         c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road

Menlo Park, CA 94025

(c)          United States Citizen

3.     (a)          L. John Doerr*

(b)         c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road

Menlo Park, CA 94025

(c)          United States Citizen

4.     (a)          William R. Hearst III*

(b)         c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road

Menlo Park, CA 94025

(c)          United States Citizen

5.     (a)          Vinod Khosla*

(b)         c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road

Menlo Park, CA 94025

(c)          United States Citizen

6.     (a)          Joseph S. Lacob*

(b)         c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road

Menlo Park, CA 94025

(c)          United States Citizen

7.     (a)          Douglas J. Mackenzie*

(b)         c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road

Menlo Park, CA 94025

(c)          United States Citizen

* Listed individual is also a general partner of KPCB VII Associates, L.P., a California limited partnership.